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                              May 10, 2024

       Joel Riddle
       Chief Executive Officer
       Tamboran Resources Corporation
       Suite 01, Level 39, Tower One, International Towers Sydney
       100 Barangaroo Avenue, Barangaroo NSW 2000

                                                        Re: Tamboran Resources
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed May 3, 2024
                                                            File No. 333-279119

       Dear Joel Riddle:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Summary Consolidated Financial data, page 19

   1. Net loss per common share- basic and diluted for the periods presented here are not consistent with the
disclosures in the financial statements on pages F-3 and F-21. Please revise or advise.
       Choice of Forums, page 152

   2. You state here and in the risk factor "Our certificate of incorporation designates the Court of Chancery ... as the
sole and exclusive forum for certain types of actions" that such forum provision will
not apply to suits brought to enforce any duty or liability created by the Exchange Act or any
other claim for which the federal courts have exclusive
                                                        jurisdiction. However,
reference to Article XI of the newly filed certificate of
                                                        incorporation is silent
regarding actions arising under the Exchange Act. If this provision does not apply to
actions arising under the Exchange Act, please ensure that the exclusive forum provision in the
governing documents states this clearly, or tell us how you will
 Joel Riddle
Tamboran Resources Corporation
May 10, 2024
Page 2
      inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Exhibits

3. We note your response to prior comment 43 issued in our February 29, 2024 comment letter. We also note your disclosures of agreements for which exhibits have not been filed or included in the index of exhibits, including Middle Arm Development, Liberty Energy,
      APA, gas sales, letters of intent, and BP Memorandum of Understanding. Please provide your analysis of why you believe that these agreements are not required to be filed, or file them as exhibits to the registration statement. Refer to
Item 601(b) of
      Regulation S-K.
       Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 if
you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions about engineering comments. Please contact Cheryl Brown at 202-551-3905 or Timothy Levenberg at
202-551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameJoel Riddle
                                                             Division of
Corporation Finance
Comapany NameTamboran Resources Corporation
                                                             Office of Energy &
Transportation
May 10, 2024 Page 2
cc:       Michael Chambers, Esq.
FirstName LastName